As filed with the Securities and Exchange Commission on August 11, 2004

FORM 8-A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

INTERNET AMERICA, INC.

(Exact name of registrant as specified in its charter)

Texas	86-0778979
(State of incorporation)	(I.R.S. Employer Identification No.)

350 N. St. Paul, Suite 3000

Dallas, Texas

(Address of principal executive offices including zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Name of each exchange on which each class is to be registered
Rights to Purchase Common Stock	OTC Market, as reported by NASDAQ

Securities to be registered pursuant to Section 12(g) of the Act:

None

Item 1. Description of Registrant’s Securities to be Registered

On August 4, 2004, the Board of Internet America, Inc. (the “Company”) declared a dividend of one common share purchase right (a “Right”) for each share of Common Stock, $.01 par value (the “Common Shares”), of the Company outstanding at the close of business on August 13, 2004 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one Common Share at a price of $7.00 per share (the “Purchase Price”), upon the terms and subject to the conditions set forth in a Rights Agreement dated as of August 9, 2004 (the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, as Rights Agent (the “Rights Agent”).

Until the earlier of (i) ten business days after a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”), which term does not include the Company, any subsidiary of the Company, any employee benefit plan of the Company or the Company’s subsidiaries, or any entity holding Common Shares for or pursuant to any such plan, have acquired beneficial ownership of 15% or more of the Common Shares and (ii) ten business days after the commencement of, or the first public announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in beneficial ownership by a person or group (excluding the Company, any subsidiary of the Company, any employee benefit plan of the Company or of its subsidiaries, and any entity holding Common Shares for or pursuant to any such plan) of 15% or more of the Common Shares outstanding (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any certificate for Common Shares outstanding as of the Record Date, by such certificate together with a copy of a Summary of Rights and, with respect to any certificate for Common Shares issued after the Record Date and before the Distribution Date (or earlier redemption or expiration of the Rights), by such certificate, which will bear a notation incorporating the Rights Agreement by reference.

Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), (i) the Rights will be transferred with and only with the Common Shares and (ii) the surrender for transfer of any certificate for Common Shares will also constitute the transfer of the rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on August 4, 2014 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

The Purchase Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the issuance to holders of the Common Shares of certain rights, options or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then current market price of the Common Shares, or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights and the number of Common Shares issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

In the event, following the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such (the “Shares Acquisition Date”), the Company is, in effect, acquired in a merger or other business combination transaction or more than 50% of its consolidated assets or earning power is sold, proper provision will be made so that each holder of a Right, other than Rights that were or are beneficially owned by the Acquiring Person, will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common stock of the acquiring person equal to the result obtained by dividing (x) the then current Purchase Price multiplied by the number of Common Shares for which a Right is then exercisable by (y) 50% of the market price per share of common stock of the Acquiring Person at the time of such transaction. In the event any person becomes an Acquiring Person, proper provision will be made so that each holder of a Right, other than Rights that were or are beneficially owned by the Acquiring Person, which Rights will thereafter be null and void and the holder thereof shall have no rights with respect to such Rights, whether under the Rights Agreement or otherwise, will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price a number of Common Shares equal to the result obtained by dividing the then current Purchase Price by 50% of the market price per Common Share at the date such person became an Acquiring Person. Under certain circumstances, other securities, property, cash or combinations thereof, including a combination with Common Shares, that are equal in value to the number of Common Shares for which the Right is exercisable may be issued in lieu of Common Shares for which the Right is exercisable.

Under certain circumstances, after a person becomes an Acquiring Person, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Common Shares will be issued, and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading day prior to the date of exercise.

At any time prior to the close of business on the tenth business day after the Shares Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”), which may be paid in cash, with Common Shares or other consideration deemed appropriate by the Board of Directors of the Company. Immediately upon the action of the Board of Directors of the Company to redeem the Rights, the Company shall announce the redemption, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights at any time to cure any ambiguity or to correct or supplement any defective or inconsistent provisions and may, prior to the Distribution Date, be amended to change or supplement any other provision in any manner that the Company may deem necessary or desirable. After the Distribution Date, the terms of the Rights may be amended (other than to cure ambiguities or to correct or supplement defective or inconsistent provisions) only so long as the amendment does not adversely affect the interests of the holders of the Rights (not including an Acquiring Person, in whose hands Rights are void).

As of August 8, 2004, there were 10,458,012 Common Shares outstanding and 2,259,689 Common Shares reserved for issuance upon the exercise of options and warrants. Each outstanding Common Share on August 13, 2004, will entitle the holder thereof to receive one Right. In addition, the Company will issue one Right for each Common Share that becomes outstanding between the Record Date and the Distribution Date (or the earlier expiration, exchange or redemption of the Rights) so that all such shares will have attached Rights.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Board of Directors may, at its option, at any time prior to the close of business on the tenth business day after the Shares Acquisition Date, redeem all but not less than all the then outstanding Rights at the Redemption Price.

A copy of the Rights Agreement has been filed as an exhibit to this Registration Statement. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

Item 2. Exhibits

1.	Rights Agreement dated as of August 9, 2004, between Internet America, Inc. and American Stock Transfer & Trust Company, as Rights Agent, which includes as exhibits, the form of Right Certificate and the Summary of Rights to Purchase Common Shares.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: August 11, 2004	INTERNET AMERICA, INC

	By:	/s/ William E. Ladin, Jr.
William E. Ladin, Jr. Chief Executive Officer